					Exhibit 12.1

Frontier Communications Corporation
Statements of the Ratio of Earnings to Fixed Charges
(Dollars in Thousands)
(Unaudited)

	Years Ended December 31,
	2010	2009	2008	2007	2006

Pre-tax income from continuing operations	$270,716	$193,109	$290,770	$344,528	$394,800

(Income) or loss from equity investees	(367)	(994)	(4,667)	(4,655)	136

Pre-tax income from continuing operations before (income) or
loss from equity investees	270,349	192,115	286,103	339,873	394,936

Fixed charges	541,750	388,554	373,516	391,409	343,954

Distributed income of equity investees	780	1,532	3,935	4,064	-

Interest capitalized	(3,749)	(1,714)	(2,796)	(2,857)	(2,081)

Preference security dividend requirements of consolidated subsidiaries	-	-	(214)	(246)	(642)

Income attributable to the noncontrolling interest in a partnership	(3,044)	(2,398)	(1,614)	(1,860)	(4,313)

Total earnings	$806,086	$578,089	$658,930	$730,383	$731,854

Ratio of earnings to fixed charges	1.49	1.49	1.76	1.87	2.13

NOTE: The above calculation was performed in accordance with Regulation S-K 229.503(d) Ratio of earnings to fixed charges.